

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 4, 2008

<u>Via Facsimile</u>

Elyse Douglas
Executive Vice President and Chief Financial Officer
  and Treasurer
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, NJ 07656

> **RE:** **Hertz Global Holdings, Inc.,**
> **The Hertz Corporation**
> **Form 10-K for the Year Ended December 31, 2007**
> **File Numbers: 001-06075, 001-07541**

Dear Ms. Douglas:

We have completed our review of your Form 10-Ks and related filings, and at this time do not have further comments.

Sincerely,

Lyn Shenk
Branch Chief